July 1, 2024

Lulu Xing
Chief Executive Officer
Rising Dragon Acquisition Corp.
No. 604, Yixing Road, Wanbolin District, Taiyuan City
Shanxi Province, People   s Republic of China

       Re: Rising Dragon Acquisition Corp.
           Registration Statement on Form S-1
           Filed June 7, 2024
           File No. 333-280026
Dear Lulu Xing:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed June 7, 2024
Cover Page

1. Please disclose on the prospectus cover page where Adeptus Partners, LLC is headquartered.
Summary, page 1

2.     Please disclose the price paid for the founder shares.
Summary of Risk Factors, page 24

3. For each risk factor, provide cross-references to the more detailed discussion of these risks in the prospectus.
 July 1, 2024
Page 2
Permitted purchases of our securities by our affiliates, page 108

4. We note your disclosure stating that, in the event your initial shareholders, directors, officers or their affiliates were to purchase shares from public shareholders, such purchases would be structured in compliance with the tender offer rules, including a representation that any of your securities purchased by your initial shareholders, directors, officers or their affiliates would not be voted in favor of approving the business combination transaction. Please reconcile with the statement on page 12
that your    initial
       shareholders have agreed, pursuant to written letter agreements with us
(A) to vote their
       founder shares (as well as any public shares acquired in or after this offering) in favor of any proposed business combination." Refer to Tender Offer Rules and Schedules,
       Compliance and Disclosure Interpretation 166.01 for guidance.

General

5. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale.
       We remind you that, pursuant to federal securities rules, the term
control    (including the
       terms    controlling,       controlled by,    and    under common
control with   ) as defined in
       Securities Act Rule 405 means    the possession, direct or indirect, of
the power to direct or
       cause the direction of the management and policies of a person, whether through the
       ownership of voting securities, by contract, or otherwise.    We do not
believe that the
       disclosure identified below is consistent with the concerns relating to the above risks described in the Sample Letters.

                Replace    potential oversight    on the cover page and page 54
with    significant
              oversight;
                Replace    [t]hose laws and regulations and their
interpretation and application may
              also change from time to time    on pages 42 and 76 with    those
laws and regulations
              and their interpretation and application may also change quickly with little advance
              notice;    and
                Delete the language    in extreme cases    that appears on the
cover page and pages 4
              and 93.
 July 1, 2024
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact William Demarest at 202-551-3432 or Mark Rakip at 202-551-3573 if you
have questions regarding the financial statements and related matters. Please contact Ronald
(Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Vivien Bai